                           Filed by InfoSpace, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the
                              Securities Exchange Act of 1934
                           Subject Company:  Go2Net, Inc. (Commission File No.
                              001-12883)

A.  July 26, 2000 Press Release

     InfoSpace Becomes The First Global Infrastructure Company To Lead The Convergence Of The Internet, Wireless and Broadband Through Merger with Go2Net

   InfoSpace will become the leading company delivering the applications and technology infrastructure that defines how people conduct commerce, interact with information, communicate and manage their lives across all platforms

BELLEVUE, WA and SEATTLE, WA July 26, 2000 - InfoSpace (Nasdaq: INSP), a leading global provider of merchant and consumer infrastructure services on wireless and other platforms, and Go2Net, Inc. (Nasdaq: GNET), one of the Internet's leading providers of applications and technology infrastructure for both narrowband and broadband, today announced a strategic merger to create the industry's first leading infrastructure services company to deliver an end-to-end integrated platform of applications and technologies for today's rapidly converging media platforms including narrowband and broadband PCs, TVs, PDAs, pagers, cellular phones and other Web appliances. This transaction brings together two infrastructure leaders whose services enable its partners to create a unified experience for consumers to conduct commerce, access information, communicate and manage their lives across all platforms and provides the applications and technologies to take merchants through the entire lifecycle of commerce on any device.

Transaction Highlights

 . Accelerates growth opportunities through product synergies. For example, InfoSpace can now take merchants through the entire lifecycle of a commerce transaction from building an Internet presence through driving sales by delivering targeted electronic promotions and now through completing the transaction using Go2Net's payment processing platform.

 . With the addition of Go2Net's merchant base of 1.1 million, InfoSpace now has a combined merchant base of almost two million merchants and enables cross selling of enhanced feature functionality.

 . Enables InfoSpace to tap into the broadband market by offering new broadband applications such as interactive games and other entertainment services. Go2Net's multi-player gaming platform is being used by leading gaming companies, such as Hasbro, to deliver interactive games from leading brands such as Milton Bradley, Parker Brothers and Atari, across all networks, including broadband.

 . Allows other entertainment services to be offered including video integration services, or the ability for users to personalize their TV programming with information that is relevant to them. For example, a user watching a financial television program will be able to personalize the stock ticker on their screen to reflect their personal portfolio of stocks.

 . InfoSpace will be able to upsell an expanded platform of integrated consumer services to its telecommunications partners such as Verizon and SBC to enable the delivery of a unified and personalized experience across narrowband, broadband (including DSL) and wireless. The new services will include new integrated search services to help consumers easily and quickly find the information they need on any device.

 . The combined company brings together a world-class management team with a depth of experience in providing leading-edge infrastructure services.

 . The company will assume the name InfoSpace, Inc., and this transaction will be immediately accretive in all of InfoSpace's financial areas.

Under the agreement, InfoSpace will issue 1.82 shares of InfoSpace common stock for each share of Go2Net common stock. The transaction has been approved by both companies' Boards of Directors and is subject to approval by InfoSpace and Go2Net shareholders. The merger is expected to close in the fourth quarter of 2000, subject to customary conditions, including obtaining necessary regulatory approvals. Vulcan Ventures (the investment vehicle of Paul G. Allen), Russell
C. Horowitz (Chairman and CEO of Go2Net) and other Go2Net executive management, have agreed to vote their shares, representing approximately 40% of Go2Net's outstanding stock, in favor of the merger. Naveen Jain (Chairman of InfoSpace) and other InfoSpace board members have agreed to vote their shares, representing approximately 40% of InfoSpace's outstanding stock, in favor of the merger.

"Today marks another historic milestone in the history of the rapid evolution of InfoSpace," said Arun Sarin, CEO, InfoSpace. "InfoSpace's leadership in technology development and assets, strength of management team and blue-chip partner network will enable the combined company to dramatically enhance our partners' access to the broadest selection of integrated infrastructure services in the world and create the premier global company that delivers the services that are fundamentally changing how people around the world communicate, access information, conduct commerce and manage their lives across rapidly converging media platforms such as wireless, DSL and broadband."

"I originally invested in Go2Net because they offer superior technology and share my vision for the broadband world," said Paul G. Allen, chairman of Vulcan Ventures Inc. "Combining these companies will create an unparalleled cross-platform infrastructure company. We consider this to be very strategic to our overall vision for the Wired World, and look forward to a mutually beneficial long-term relationship."

"Now is the time to create a company that will be the leading provider of mission-critical infrastructure technologies in the wireless, narrowband and broadband worlds," said Russell C. Horowitz, Go2Net Chairman and CEO.
"InfoSpace saw the wireless revolution coming years ago and successfully positioned itself to capitalize on the enormous growth in the global wireless market. Combined with Go2Net's industry leading applications and infrastructure technologies for both broadband and narrowband, InfoSpace and Go2Net are creating the next-generation infrastructure company, with a differentiated strategic vision and business model."

"The next big growth area for InfoSpace is the delivery of our platform of services over broadband, enabling today's unified communications companies to deliver one integrated user experience across all devices and all networks," said Naveen Jain, Chairman, InfoSpace. "By integrating these two companies, InfoSpace will be uniquely positioned to speed the development of the interactive medium from wireless to DSL to broadband- and the growth of all our businesses. The new company will provide an important new platform for broadband services and drive further subscriber growth across all mediums."

Wireless

InfoSpace currently has access to 88% of the North American cellular subscriber market today with relationships that include leading carriers such as Verizon, SBC Wireless and AT&T Wireless and has partnerships in more than 11 international markets. On wireless devices, the combined company will be able to offer InfoSpace's current offerings such as mobile commerce, electronic delivery of promotions that can used online and offline and UPC-code based shopping and integrate new services such as Go2Net's games offerings, payment processing platform and other merchant services. InfoSpace's platform can be delivered on any wireless device regardless of standards, protocols or transports, including palm devices, smart phones, pagers, and SMS phones.

Broadband

The combined company will leverage Go2Net's existing relationships to achieve future broadband distribution of PC and TV applications and services. This will provide InfoSpace with critical broadband distribution for its existing consumer and merchant services. The company plans to leverage its existing broadband and wireless relationships to become a global leader in providing high-quality services to multiple broadband providers, including DSL providers, MSOs and satellite communications companies. In addition, InfoSpace will also be working with new partners, such as production companies, to integrate its `anywhere commerce' functionality that will enable viewers to find and purchase products and services that are seen on devices, including their TV's. For example, viewers watching a TV program could find and purchase an item that a character may be wearing on that show.

Merchant Services

InfoSpace has developed an extensive network of merchants through its deep relationships with regional bell operating companies such as Qwest, BellSouth and Verizon, leading merchant banks such as American Express and Bank of America, and other local media networks such as Knight Ridder that enable local product and service-based merchants to conduct commerce and reach consumers via any device. These include unique services such as the ability to deliver electronic promotions to consumers on mobile devices that can be used online or offline in a physical store and the ability to offer single click purchasing. This service will be augmented with Go2Net's small business assets: HyperMart's more than one million member businesses, and Authorize.Net's more than 82,000 payment processing platform merchants. Go2Net's merchants are on pace to process more than $1 billion in transactions through Authorize.Net in 2000. This will be integrated and extended to InfoSpace's current merchant network of more than 600,000 merchants.

Consumer

InfoSpace has also established an extensive distribution of more than 3,100 Web sites including 4 of the top 5 most trafficked sites including AOL and MSN, reaching more than 92% of all Internet users. InfoSpace is now able to extend its leading infrastructure services by integrating Go2Net's leading search properties to offer its partners and end-to-end solution for users to communicate, find and access information, collaborate, conduct commerce and otherwise manage their lives on any device. In addition, InfoSpace will be offering new entertainment services by integrating Go2Net's multi-player gaming platform that is now being used by leading gaming companies, such as Hasbro, to deliver multi-player games from leading brands such as Milton Bradley, Parker Brothers and Atari, across all networks, including broadband.

Upon completion of the merger, Naveen Jain will serve as chairman of InfoSpace, Arun Sarin will serve as vice-chairman and chief executive officer, and Russell
C. Horowitz, will serve as vice-chairman and president.

Morgan Stanley acted as financial advisor to InfoSpace, and Merrill Lynch acted as financial advisor to Go2Net on this merger.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by InfoSpace and Go2Net. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from InfoSpace or Go2Net.

InfoSpace and its executive officers and directors may be deemed to be participants in the solicitation of proxies from InfoSpace's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in InfoSpace's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from InfoSpace.

Go2Net and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Go2Net with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Go2Net's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 28, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Go2Net.

About Go2Net, Inc.

Go2Net (http://www.go2net.com/) is one of the Internet's leading providers of Internet applications and infrastructure technologies for both narrowband and broadband devices. The Go2Net Network features many of the Internet's leading destinations, including MetaCrawler, Silicon Investor, the HyperMart Network, PlaySite, Dogpile and 100Hot. Go2Net's HyperMart Network offers small business hosting and e-commerce solutions to more than one million members worldwide. Go2Net's Authorize.Net payment processing platform enables more than 82,000 merchants to securely process transactions online. Go2Net licenses its applications and technologies to strategic partners such as Hasbro, National Discount Brokers, Allegiance Telecom and Digeo Broadband, a joint venture among Go2Net, Charter Communications and Vulcan Ventures.

About InfoSpace

InfoSpace is a leading global Internet information infrastructure services company. InfoSpace provides commerce, information and communication infrastructure services to wireless devices, merchants and Web sites. InfoSpace's affiliates include a network of wireless and other non-PC devices including PCs, cellular phones, pagers, screen telephones, television set-top boxes, online kiosks, and personal digital assistants. These include relationships with AT&T Wireless, Intel, Ericsson, Nokia, Mitsui and Acer America. InfoSpace's affiliate network also consists of more 3,000 Web sites that include AOL, Microsoft, Disney's GO Network, NBC's Snap, Lycos, Go2Net Inc., DoubleClick, Dow Jones (The Wall Street Journal Interactive Edition) and ABC LocalNet, among others.

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the company's ability to grow its user and customer base. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the company's limited operating history, the competitive environment in which the company competes, the early stage of the Web as an advertising and electronic commerce medium, the company's dependence on advertising, sponsorship, licensing and commerce revenues, the company's dependence on strategic relationships to drive traffic to its Web sites, consumer acceptance of the company's new products and services, the company's ability to develop and integrate new technologies and services into its existing services and into new platforms, such as broadband, and the increased use of the Web for commerce. More information about the potential factors that could affect the company's business and financial results is included in the company's Annual Report on Form 10-K for the year ended September 30, 1999, and Quarterly Report on Form 10-Q for the quarters ended December 31, 1999 and March 31, 2000, which are on file with the Securities and Exchange Commission. The following factors, among others,could cause actual results to differ materially from those described in the forward-looking statements: the risk that the businesses will not be integrated successfully; costs related to the merger; failure of the Go2Net stockholders to approve the merger; and the inability to obtain, or meet conditions imposed for, governmental approvals for the merger.

This release contains forward-looking statements relating to the development of InfoSpace's products and services and future operating results that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. These risks include but are not limited to those associated with the difficulties in successfully integrating InfoSpace's and Go2Net's businesses and technologies; costs related to the merger; failure to obtain required stockholder or regulatory approvals of the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees and difficulty of managing a larger organization. Factors that could affect InfoSpace's actual results include the progress and costs of the development of our products and services and the timing of market acceptance of those products and services. A more detailed description of certain factors that could affect actual results include, but are not limited to, those discussed in InfoSpace's Annual Report on Form 10-K, in the section entitled "Factors Affecting InfoSpace's Operating Results, Business Prospects and Market Price of Stock." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. InfoSpace undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

B.  Broadcast E-Mail Message to All InfoSpace Employees

From:  Naveen Jain and Arun Sarin
Sent:  Wednesday, July 26, 2000 1:18 PM
To:    All Employees of InfoSpace, Inc.

Dear InfoSpace team, After the market closed today, InfoSpace announced a strategic merger with Go2Net to create the first global company to lead the convergence of the Internet, wireless and broadband. The full press release is attached below. InfoSpace's executive team is very excited about this deal because it opens up new opportunities for us to further grow our revenue base, extend market leadership and quickly expand into lucrative new markets, such as broadband. The analyst community is extremely enthusiastic about this news and all seem to agree completely that the merger marks a great step forward for InfoSpace. There are several fundamental reasons for this. First, Go2Net has made significant inroads in establishing a first mover position in broadband internet similar to that accomplished by InfoSpace in the wireless internet. Through strategic partnerships such as those forged with Paul Allen's Charter Communications Go2Net is well ahead of the broadband internet curve while others are just starting to wake up to the opportunity. The combination of the wireless and broadband platform will accelerate the market strength of both. Secondly, the consumer and merchant businesses of both companies fit extremely well with one another. And finally, the quality of the management team at Go2Net will significantly enhance the evolution of the new combined company. This is clearly a significant step for InfoSpace. The move will combine the visions of both companies by creating the first true wireless, narrowband and broadband infrastructure company. Together we will be a global leader in providing applications (like m commerce, search, and personal finance), and technologies (such as electronic couponing, transaction processing, and interactive gaming) across any device (including PC, TV, wireless appliances, cell phones), and over any medium (including narrowband, broadband and wireless). Russ Horowitz, Chairman and CEO of Go2Net, will become President and Vice Chairman of InfoSpace. In addition to Russ, Go2Net's executive management will join InfoSpace in key executive roles when the merger is completed. Rand Rosenberg and Mike Riccio, Chief Operating Officer of Go2Net, will lead the transition team responsible for integrating the two companies. The deal is expected to close late this year pending shareholder and regulatory approvals. This is an exciting moment in the evolution of InfoSpace and we should all embrace it. Having said that, now more than ever we must remain focused on the business at hand. It is critical that we continue to execute upon on our business initiatives and turn in an off the charts September quarter. This transaction will increase the interest and attention on our company as never before. We can do it! There will be a joint InfoSpace-Go2Net company meeting on Thursday, July 27 from 1pm-3pm at Meydenbauer Center in Bellevue. This meeting will focus on the synergies between the two companies and the huge opportunities that lie ahead. We'll see you there!

Go InfoSpace!
Arun and Naveen

C.  InfoSpace, Inc. Second Quarter 2000 Earnings Release

 InfoSpace Reports Record Second Quarter Results And Announces Plans To Acquire
                Leading Broadband Infrastructure Company Go2Net

BELLEVUE, Wash. - July 26, 2000 - InfoSpace, Inc. (NASDAQ:INSP), a leading global provider of infrastructure services for wireless devices, merchants and Web sites, today announced second quarter results.

Financial highlights:

 .  Revenues grow three-fold to $24.6 million

 .  Committed revenue backlog increases to $98 million for the next four quarters

 .  Transaction, subscription and commerce represent 90% of total revenues

 . Early indications for wireless Internet subscriber growth rates exceeding all expectations

 .  88% wireless carrier market share in the United States

 . Creating the first global infrastructure company that delivers the services that are fundamentally changing how people around the world communicate, access information, conduct commerce and manage their lives across rapidly converging media platforms such as wireless, DSL and broadband

InfoSpace announced revenues soared to $24.6 million due to strong growth in its wireless, merchant and consumer areas with wireless revenues growing more than 100%. This is a 252% increase from revenues of $6.98 million in the comparable quarter of 1999. Pro forma net loss for the quarter was $3.3 million or a loss of ($0.01) per share compared to a pro forma net loss of ($0.02) per share for the same period last year.

This transaction brings together two infrastructure leaders whose services enable their partners to create a unified experience for consumers to conduct commerce, access information, communicate and manage their lives across all platforms and provides the applications and technologies to take merchants through the entire lifecycle of commerce on any device.

"Today marks another historic milestone in the history of the rapid evolution of InfoSpace," said Arun Sarin, CEO, InfoSpace. "InfoSpace turns in another record quarter of rapid growth and announces the merging of two powerful entities to create the premier global company delivering the services that are fundamentally changing how people around the world communicate, access information, conduct commerce and manage their lives across rapidly converging media platforms such as wireless, DSL and broadband."

Wireless Services

Wireless continues to be the biggest opportunity and fastest growing area for InfoSpace. Today, there are more than 400 million wireless subscribers worldwide and that number is projected to grow 30-40% each year. Nokia and Ericsson have both projected that there will be one billion cellular phones worldwide by 2003. Jupiter predicts that by the same year, more people will access the Internet on wireless devices than on PCs.

InfoSpace continues to be the platform of choice for more than 20 wireless carriers worldwide. In the United States, InfoSpace has access to 88% of wireless subscribers today through its relationships that include 4 of the top 5 carriers: Verizon, AT&T, SBC and ALLTEL.

Most recently, InfoSpace announced that SBC, the second largest carrier in the U.S. with more than 17 million subscribers, selected its platform for the national roll-out of its mobile Internet services. SBC Wireless' new mobile Internet services will be widely available to customers in the fourth quarter of this year, and will be available across six SBC Wireless brands: Southwestern Bell Wireless, Ameritech Cellular, Pacific Bell Wireless, Nevada Bell Wireless, Cellular One and SNET.

In June, InfoSpace signed and launched ALLTEL Wireless, one of the top 5 carriers in the U.S. with close to 6 million subscribers, providing the solution for ALLTEL's national wireless Internet initiative. Wireless users will receive tightly integrated services such as m-commerce, or wireless shopping, location-based services, personal information manager (PIM) applications such as address book and calendar and communication services such as messaging directly on their cellular phones.

In May, InfoSpace signed and launched VoiceStream Wireless to its more than 2.29 million subscribers. InfoSpace is providing the solution for VoiceStream's wireless Internet services and their 'personal portal' called MyVoiceStream.com. Using InfoSpace's unique wireless Internet platform, the portal is customized to VoiceStream's needs and allows their customers to choose personalized, specific information and be able to conduct commerce all from their wireless phone. The branding of MyVoiceStream.com is controlled completely by VoiceStream.

InfoSpace is also experiencing rapid adoption of its mobile commerce solution. Most recently, Infospace announced that AT&T Wireless will be the first to launch its mobile commerce solution enabling subscribers to electronically receive promotions from online and offline merchants on their cellular phones that can be used online or offline at a physical store. AT&T, in conjunction with InfoSpace, is leading the way in the world of mobile commerce by being the first to provide their users with unique and valuable new commerce services such as promotions, while helping facilitate transactions that will result in new commerce revenue streams.

InfoSpace continues to aggressively expand its footprint in Europe, Asia and South America. In May, the Company announced its entry into the Latin American market with access today to all Brazilian carriers representing more than 16 million wireless subscribers. Through an agreement with Telesystem International Wireless (TIW), InfoSpace's platform of integrated wireless Internet services will be exclusively offered to all Brazilian cellular operators and Internet Service Providers enabling them to deliver comprehensive and personalized wireless Internet services to their subscribers on their mobile devices.

To date, InfoSpace has successfully deployed the platform of services for nine carriers including:

 .  Verizon

 .  AT&T

 .  ALLTEL

 .  VoiceStream

 .  AirTouch

 .  GTE

 .  Austrian carrier ONE

 .  Vodafone Australia

 .  QWest (formerly US West)

InfoSpace continues to innovate and develop new products and services as part of its integrated platform. Most recently, InfoSpace announced its plans to launch two new services that will make it easy for subscribers to manage their personal accounts from any device including the ability to consolidate, access and manage e-mail accounts from providers such as Yahoo! Mail, AOL Mail, Microsoft Hotmail and any corporate POP3 e-mail account using one universal ID and password. The new service will not only give mobile device users the freedom to communicate and be productive anytime anywhere with a single click of a button, but will also allow them to access and manage multiple business and personal e-mail accounts in one place at one time.

In addition, InfoSpace announced its plans to launch a new mobile banking service to enable the management of multiple financial accounts from one place on cellular phones and PDA's. From any device, users will have access to a consolidated view of all their personal financial information from multiple institutions - such as bank accounts, bills, credit cards, investments and loans- in one place, using one secure ID and password.

These new services will be integrated into InfoSpace's comprehensive wireless Internet platform that offers tightly integrated suite of services across any device, any platform and any standard. These services include:

 . Commerce services such as making an instant purchase with a single click, the electronic delivery of promotions that can be used online or offline and the ability to search for products using standards-based codes, including bar codes.

 . Communication services such as device-independent e-mail and instant messaging.

 .  Productivity applications such as address book, calendar and `to do' lists.

 .  Personal account management such as e-mail and account aggregation.

 .  Transaction services such as transferring funds from one account to another.

 .  Location-based services such as finding the nearest ATM or restaurant.

 . Information services such as business finder, movie listings, directories, stock quotes.

 .  Real-time alerts such as traffic reports, auction bids and stock alerts.

 .  Security services such as personal authentication for secure transactions.

InfoSpace's platform offers innovative and unique services that are helping to turn every mobile device into a true transaction device. This includes the ability to make instant purchases with a single click from virtually any Web site. This patent-pending server-based technology automatically fills in Web site payment forms, eliminating the need to enter in payment or shipping information, register at sites or enter any site-specific passwords from the device.

InfoSpace also enables mobile users to find and receive promotions on wireless devices from retailers and service-based merchants, such as dry cleaners and restaurants, that can be used online and offline. To take advantage of the promotion, the user can purchase the goods online, through a catalog, go to the retail store or simply utilize the service. Using this technology, promotions are seamlessly matched and automatically credited to the user's credit card statement through secure back-end transaction processing.

InfoSpace also offers a new mobile commerce service that allows wireless shoppers or the traditional store shopper to enter anything that is known about an item- such as model number, part number, barcode, international standard book number (ISBN), product name or even scan in a UPC code - to uniquely and most accurately locate a product, comparison shop and purchase "when they want, where they want and how they want" with a single click via cellular phones, land-line telephones, CE or palm devices, two-way pagers and standard browsers.

InfoSpace has also announced that OmniSky has selected its platform to launch next generation mobile services for PDAs. Palm Pilot users who purchase a wireless modem and service from OmniSky will now have the ability to access a wide range of new services that will change the way they shop, communicate, access information and otherwise manage their lives.

Merchant Services

InfoSpace continues to make significant progress in executing its strategy to provide the most integrated and comprehensive merchant platform that is merging the online and offline world of commerce and creating the largest network connecting merchants and consumers.

The local commerce opportunity is huge. According to the Kelsey Group, $3.7 trillion is transacted through the 10 million local merchants in the United States alone. These merchants spend at least $200 billion annually on promotions and Web-related activities.

InfoSpace's merchant network is built through partnerships with all of the regional bell operating companies (RBOCs) that are subsidiaries of Qwest, BellSouth, SBC and Verizon, merchant banks such as American Express and Bank of America and other local media networks such as newspapers, television stations and radio stations.

InfoSpace's national and local merchant network now consists of more than 600,000 local and national merchants, up more than 50% from the 400,000 merchants reported last quarter.

InfoSpace's merchant services enable local merchants to reach consumers wherever they may be whether that shopping on mobile devices, at home on their PC or soon, in front of their television. InfoSpace offers several unique services, such as the delivery of electronic promotions that can be used online or offline in a physical store, making an instant purchase with a single click and the ability to buy multiple products from multiple merchants with a single universal shopping cart.

Using InfoSpace's services, local merchants are able to promote their products and services across InfoSpace's extensive affiliate network of more than 3,100 Web sites including AOL and MSN, and more than 20 wireless carrier partners including Verizon Wireless and AT&T Wireless creating the broadest reach to consumers available today.

Consumer Services

Momentum continues to be strong for InfoSpace's consumer services. During the quarter, the Company announced several new and expanded agreements.

InfoSpace announced its first entry into the Chinese market through an agreement with Unicom Media, a division of China Unicom, one of China's largest telecommunications companies, to provide the full platform of infrastructure services that is the solution for their Internet initiatives throughout China.

With the addition of new partners such as Unicom Media, InfoSpace's affiliate network has grown from 3,000 to 3,100 portals and affinity Web sites, including 4 of the top 5 most trafficked sites on the Internet.

In addition, InfoSpace continues to expand key agreements with partners, such as Lycos for their classifieds solution and Disney's GO Network for their commerce services, becoming an increasingly integral part of these portals business.

InfoSpace's extensive affiliate network gives it an unduplicated reach of more than 92% of all Internet users and a duplicated reach of more than 400% on PC's. The duplicated reach number represents that on average, more than 92% of all Internet users visit approximately four sites in the InfoSpace affiliate network.

In recent news:

 .  InfoSpace appointed telecom industry veteran Rand Rosenberg as Chief
   Financial Officer and Senior Vice President of Finance

 .  InfoSpace appointed Steve Shivers to Managing Director of Europe, Kumail
   Tyebjee as Managing Director of Asia and Kent Hellebust to Senior Vice President of North and South America to aggressively lead global expansion

 .  InfoSpace moved headquarters to Bellevue, WA

About InfoSpace, Inc.

InfoSpace is a leading global Internet information infrastructure services company. InfoSpace provides commerce, information and communication infrastructure services to wireless devices, merchants and Web sites. The Company's affiliates include a network of wireless and other Internet-enabled devices including PCs, cellular phones, pagers, screen telephones, television set-top boxes, online kiosks and personal digital assistants. These include relationships with Verizon Wireless, AT&T, AirTouch, GTE, Intel, Ericsson, Nokia, Mitsui and Acer America. InfoSpace's affiliate network also consists of more 3,100

Web sites that include AOL, Microsoft, Disney's GO Network, NBC's Snap, Lycos, Go2Net Inc., DoubleClick, Dow Jones (The Wall Street Journal Interactive Edition) and ABC LocalNet, among others.

D. On July 26, 2000, Naveen Jain and Russell Horowitz utilized the following script in connection with their discussion of the merger during their conference call with analysts.

NAVEEN JAIN:  Thank you, Arun.

Four years ago we were convinced that wireless would be big opportunity for InfoSpace and we started building services specifically designed for mobile devices. We first launched in 1997 on AT&T's PocketNet analog phone with a CDPD modem.

We built our applications and technologies with the belief that wireless Internet will be a different medium and what people do on these devices will be different then what they typically do on a PC.

The fundamental technologies we built 4 years ago are why we are so successful today in leading the convergence of the Internet and wireless.

And that is also why more than 88% of the wireless carrier market in United States- from Verizon, SBC and AT&T to ALLTEL, VoiceStream and Qwest are using InfoSpace's solution to provide their users the ability to communicate, access information, conduct commerce and otherwise manage their lives from their mobile devices.

The result? Revenues in our wireless area grew more than 100% last quarter and that's just the beginning of the things to come in this space!

So you keep asking me, "What comes next?"

After recently visiting Europe and Asia and talking to our partners in United States, it is becoming crystal clear that the next big thing will be broadband.

As soon as you hear Broadband, I know most of you are thinking interactive television. Well, when WE think of broadband, we are really thinking of ALL broadband devices.

We think that broadband will first be used and deployed in the very near term with DSL / XDSL followed closely by wireless broadband, also known as 3G, and finally broadband cable, or interactive television.

To take advantage of the broadband network opportunity, we need to position ourselves now to enjoy the same kind of opportunity and market share that we are experiencing in the wireless market today.

The biggest opportunity we see is with our telecommunications partners such as Verizon, SBC, Qwest and other providers across Europe and Asia who are asking us for a unified and personalized solution that will work across all of their networks including wireless, broadband DSL and narrowband ISP.

But again, broadband will be a completely different media than wireless and wireline. It will require different applications and technologies. We believe that the killer applications for broadband will be entertainment services such as interactive gaming and real time interactive commerce.

For example, wouldn't it be nice if you turn on your favorite TV show and while watching you see a nice jacket you want to buy and with a single click you can find and purchase that product without ever leaving your chair? InfoSpace will be working with the programmer and MSOs to integrate our commerce capabilities such as UPC code information with their programming so we can allow a single click purchase to create the first interactive real time commerce functionality.

And what if you are at home or work watching Bloomberg TV and now you can have the capabilities to alternate between the Bloomberg stock ticker or personalizes stock ticker and additional news and information about only the stock quotes that matter to you.

This is what will define how interactive TV was meant to be and not how it exists today. So, On the near term, You will see is focused on broadband capabilites with broadband DSL followed closely by wireless broadband also known as 3G. We will soon follow up these efforts with the applications and technologies that will really see the emergence of cable television broadband networks.

I am really excited about the growth opportunity that exists in front of us with the merger of InfoSpace and Go2Net.

InfoSpace's merger with Go2Net will create the industry's first leading infrastructure services company to deliver an end-to-end integrated platform of applications and technologies that works across all platforms including narrowband and broadband PCs, TVs, PDAs, pagers, cellular phones and other Web appliances.

InfoSpace will now be able to upsell an expanded platform of integrated consumer services, and a new set of applications designed for broadband networks, to its telecommunications partners such as Verizon and SBC to enable the delivery of a unified and personalized experience across narrowband, broadband (including DSL) and wireless.

RUSS HOROWITZ: Thanks Naveen and congratulations on another outstanding quarter.

First, let me communicate how excited I am about this merger and how together, we will create the Industry's premier global infrastructure company, which will lead and drive the convergence of the wireless and broadband Internet!

Before I begin, I'd like to take a few minutes to provide a brief background history on Go2Net. Go2Net was founded in 1996 to take advantage of the impending emergence of the Internet and the significant opportunities associated with the coming of a next major global revolution. To capitalize on this opportunity, Go2Net focused on developing the services, applications, and technologies needed to build relationships with the users moving onto the Internet.

Today, not only has Go2Net fulfilled its goals of providing Internet users the services and applications to experience the unique interactive elements of the Web through our multiplayer-games, finance, search and merchant services, we also created significant value for our shareholders and delivered one of the Internet's most dynamic and profitable businesses.

Go2Net and InfoSpace both share the same mission and passion of consistently being ahead of the technology curve in emerging markets. InfoSpace has proven that it is an industry leader by being a major force in driving the adoption of the wireless Internet. To their credit, Naveen and his team had the foresight to recognize this opportunity, and they have consistently executed in creating a global infrastructure wireless Internet leader with significant wireless distribution partnerships.

Go2Net has been focused on creating applications and technologies on both narrowband and broadband devices. We believe that all devices will eventually become broadband enabled and we have aggressively developed applications and services that bring utility and cater to the rich media experience created by this medium. Today, we have effectively become one of the market leaders in broadband through partnerships with Charter, the 4th largest cable company in the US and several other significant broadband access providers.

The opportunity that Naveen, Arun and I recognized and the reason for combining forces is to create a global infrastructure powerhouse delivering a private label, integrated platform of applications and services for narrowband, wireless, and broadband devices. Currently, no company has truly created a seamless experience, (meaning any device, any place, any time) across cell phones, wireless appliances, PCs and TVs. In bringing together Go2Net's assets in narrowband and in broadband PC and TV with InfoSpace's extensive global wireless carrier relationships, we will create a company poised to capitalize on providing the leading integrated platform for infrastructure services.

Today, our strategies are extremely synergistic in the way that we market our services and technologies through distribution partnerships and on a private label basis. We feel our approach to the market is a key competitive differentiator and strategically beneficial in capturing major customers for both companies. We also share the focus in providing applications and technology services to both consumers and merchants. At Go2Net, our search, personal finance, and games properties squarely target consumers. Our small business and payment-processing platform are focused entirely on merchants. Combined, we create the largest end-to-end merchant network with almost 2 MM merchants. Our product and distribution assets are very complementary and not duplicative, giving us a tremendous opportunity to expand the combined company's assets into a comprehensive integrated offering and accelerate our revenue growth opportunities.

In closing, this merger allows us to create the ultimate integrated platform, for all devices, that's uniquely positioned to capitalize on the massive value creation that will come from the continued explosion of the Internet industry and the adoption of wireless and broadband! Thank you!

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by InfoSpace and Go2Net. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from InfoSpace or Go2Net.

InfoSpace and its executive officers and directors may be deemed to be participants in the solicitation of proxies from InfoSpace's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in InfoSpace's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from InfoSpace.

Go2Net and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Go2Net with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Go2Net's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 28, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Go2Net.

                                    CONTACTS

          For InfoSpace:                         For Go2Net:
          Joni Hanson                            Mark S. Peterson or Dan Coleman
          425-201-6100                           206-447-1595